UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: June 11, 2008
Commission file number 001- 33198
TEEKAY OFFSHORE PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
4th Floor
Belvedere Building
69 Pitts Bay Road
Hamilton, HM08 Bermuda
(Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑            Form 40- F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐            No ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐            No ☑
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐           No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF THE PARTNERSHIP:
     • REGISTRATION STATEMENT ON FORM S-8 (NO. 333-147682) FILED WITH THE SEC ON NOVEMBER 28, 2007
     • REGISTRATION STATEMENT ON FORM F-3 (NO. 333-150682) ORIGINALLY FILED WITH THE SEC ON MAY 6, 2008
FORWARD LOOKING STATEMENTS
This Form 6-K contains forward-looking statements within the meaning of the U.S. federal securities laws, which reflect our current views with respect to certain future events and performance, including statements regarding: Teekay Offshore Partners L.P. (or the Partnership) expected tax results. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statements: changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; changes to the amount or proportion of revenues, expenses, or debt service; and other factors discussed in the Partnership’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2007. The Partnership expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.
Item 1 — Information Contained in this Form 6-K Report
The following updates our disclosure contained in our Annual Report in Form 20-F:
Taxation of the Partnership
Norway Taxation
The following discussion is based upon the current tax laws of the Kingdom of Norway and regulations, the Norwegian tax administrative practice and judicial decisions thereunder, all as in effect as of the date of this Report and subject to possible change on a retroactive basis. The following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the Norwegian income tax considerations applicable to us.
Our Norwegian subsidiaries are subject to taxation in Norway on their income regardless of where the income is derived. The generally applicable Norwegian income tax rate is 28.0%.
Taxation of Norwegian Subsidiaries Engaged in Business Activities. All of our Norwegian subsidiaries (limited liability companies) are subject to regular Norwegian taxation on their world wide income. The generally applicable Norwegian income tax rate is 28.0%. Generally, a Norwegian resident company is taxed on its income realized for tax purposes. The starting point for calculating taxable income is the company’s income as shown in its annual accounts, calculated under generally accepted accounting principles and as adjusted for tax purposes. Gross income will include capital gains, interest, dividends from certain corporations and foreign exchange gains.
The Norwegian companies also are taxed on any gains resulting from the sale of assets. The gain on depreciable assets is taken into income for Norwegian tax purposes at a rate of 20.0% per year on a declining balance basis.
Norway does not allow consolidation of the income of companies in a corporate group for Norwegian tax purposes. However, a group of companies that is ultimately owned more than 90.0% by a single company can transfer its Norwegian taxable income to another Norwegian resident company in the group by making a transfer to the other company (this is referred to as making a “group contribution”). The ultimate parent in the corporate group can be a foreign company. Group contributions are deductible for the contributing company for tax purposes and are included in the taxable income of the receiving company in the income year in which the contribution is made. Group contributions are subject to the same rules as dividend distributions under the Norwegian Companies Act. In other words, group contributions are restricted to the amount that is available to distribute as dividends for corporate law purposes.
Taxation of Controlled Foreign Corporations. Norwegian companies are also taxable on certain income earned by controlled foreign corporations (or CFCs) resident in low tax countries. A CFC for these purposes is a foreign resident company in which 50.0% or more of the shares or capital is owned or controlled by Norwegian resident companies or individuals, such as Navion Offshore Loading AS’s Singapore subsidiary, Teekay Navion Offshore Loading Pte. (or TNOL). A country is a low tax country if the CFC’s income tax on profits is less than two-thirds of the Norwegian tax that would apply if the company were resident in Norway. Income earned by a CFC is directly included in the taxable income of its Norwegian parent. Norwegian CFC taxation is not imposed if the foreign company is resident in a low tax country with which Norway has concluded a tax treaty, unless the income that the foreign company earns is mainly of a passive nature. Also, Norwegian CFC taxation is not imposed if the foreign company is resident in a country within the European Economic Area, and it is proved that the foreign company is genuinely established and performs genuine business activities in the relevant country within the European Economic Area.
Taxation of Foreign Companies and Permanent Establishments: Foreign registered companies are subject to Norwegian world wide taxation if the company’s place of effective management is situated in Norway (Norwegian resident companies). Furthermore, foreign resident companies are taxable in Norway on business activities performed through a permanent establishment in Norway. Foreign resident companies engaged in activities related to the exploration or exploitation of subsoil petroleum on the Norwegian continental shelf are taxable in Norway under domestic law according to the Norwegian Petroleum Tax Act. The same applies to foreign companies participating in partnerships engaged in activities on the Norwegian continental shelf.
Taxation of Dividends. Generally, dividends received by a Norwegian resident company are exempt from Norwegian taxation under the participation exemption. The exemption does not apply to dividends from companies resident outside the European Economic Area if (a) the country of residence is a low-tax country or (b) the ownership of shares in the distributing company is considered to be a “portfolio investment” (i.e. less than 10.0% share ownership or less than two years continuous ownership period). Nor does the exemption apply to dividends from companies’ resident within the European Economic Area if (a) the country of residence is a low-tax country and (b) the company is not genuinely established or does not perform genuine business activities in the relevant country within the European Economic Area. Dividends not exempt from Norwegian taxation are subject to the general 28.0% income tax rate when received by the Norwegian resident company, unless an applicable tax treaty provides for a reduced tax rate or an exemption. We believe that dividends received by our Norwegian subsidiaries will not be subject to Norwegian tax.
Correction Income Tax. Our Norwegian subsidiaries may be subject to a tax, called correction income tax, on their dividend distributions.
Norwegian correction tax is levied if a dividend distribution leads to the company’s balance sheet equity at year end being lower than the company’s paid-in share capital (including share premium), plus a calculated amount equal to 72.0% of the net positive temporary timing differences between the company’s book values and tax values.
As a result, correction tax is effectively levied if dividend distributions result in the company’s financial statement equity for accounting purposes being reduced below its equity calculated for tax purposes (i.e. when dividends are paid out of accounting earnings that have not been subject to taxation in Norway). In addition to dividend distributions, correction tax may also be levied on the partial liquidation of the share capital of the company or if the company makes group contributions that are in excess of taxable income for the year.
Taxation of Interest Paid by Norwegian Entities. Norway does not levy any tax or withholding tax on interest paid by a Norwegian resident company to a company that is not resident in Norway (provided that the interest rate and the debt/equity ratio are based on arms-length principles). Therefore, any interest paid by our Norwegian subsidiaries to companies that are not resident in Norway will not be subject to Norwegian withholding tax.
Taxation on Distributions by Norwegian Entities. Norway levies a 25.0% withholding tax on non-residents of Norway that receive dividends from a Norwegian resident company. However, the Norwegian withholding tax may be reduced if the recipient of the dividend is resident in a country that has an income tax treaty with Norway. If the recipient of the dividend is a company resident within the European Economic Area, and the recipient is genuinely established and performs genuine business activities in the relevant country, the dividend will be exempt from Norwegian withholding tax. We believe that distributions by our Norwegian subsidiaries will be subject to a reduced amount of Norwegian withholding tax or not be subject to Norwegian withholding tax.
Netherlands Taxation
The following discussion is based upon the current tax laws of the Kingdom of the Netherlands and regulations, the Dutch tax administrative practice and judicial decisions thereunder, all as in effect as of the date of this Report and subject to possible change on a retroactive basis. The following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the Dutch income tax considerations applicable to us.
Teekay Netherlands European Holdings B.V. (or Dutchco) is capitalized solely with equity from Teekay European Holdings S.a.r.l. (or Luxco). Its only significant asset is the shareholding in Norsk Teekay AS (or NTAS), which is an intermediate holding company and is the direct or indirect parent of various operating subsidiaries in Norway and Singapore, including Teekay Norway AS, Navion Offshore Loading AS, Navion Gothenberg AS, Navion Bergen AS, Ugland Nordic Shipping AS, PR Stena Ugland Shuttle Tanker I DAT, PR Stena Ugland Shuttle Tankers II DA, Nordic Canadian Shipping AS and Teekay Navion Offshore Loading PTE. Ltd.
Taxation of Dividends and Capital Gains. Pursuant to Dutch law, dividends received by Dutchco from NTAS and capital gains realized on any disposal of the shares of NTAS generally will be exempt from Dutch taxation (the participation exemption) if the following conditions are met:
•	the company in which the shareholding is held has a capital divided into shares;

•	the shareholding is at least 5% of the paid up share capital of the company;

•	the consolidated assets of the participation do not, directly or indirectly, consist for more than 50% out of portfolio investments (“asset test”);

•	in case that the participation’s assets do, directly or indirectly, consist for more than 50% out of portfolio investments, the participation should be subject to a profit tax which results in taxation at a rate of at least 10% on a profit determined according to Dutch corporate income tax rules – the (“subject to tax test”).
Ownership test. NTAS’ equity is wholly divided into shares. Dutchco meets the ownership threshold, and we currently expect that Dutchco will maintain its 100.0% ownership interest in NTAS for the foreseeable future.
Asset test. Whether a shareholder’s interest in a company is considered to be a “portfolio investment” is determined solely by the assets of that company (based on the fair market value of the assets). For example, if the consolidated assets of that company are predominantly portfolio investments or consist predominantly (50% or more) of assets used for passive group finance activities (e.g. group loans), the shareholder’s interest will in principle be considered a portfolio investment. Portfolio investments are assets that are not used in the line of the business of the company. Only assets will be consolidated. This means that mutual claims and debts of subsidiaries will not be eliminated. The assets will be taken into account for their fair market value. This also applies to assets that have not been commercially activated, such as own goodwill and other intangible assets.
Subject to tax test. If the asset test is not met then the participation exemption should still apply to shareholdings of 5% or more in foreign (as well as domestic) entities, unless the shareholder’s interest is a portfolio investment in a company that is not subject to a tax rate that is considered adequate. Adequate is defined as subject to a profit tax that equals at least an effective tax rate of 10% over a taxable base according to Dutch tax standards.
Conclusion
Because Dutchco’s interest in NTAS should not be considered a portfolio investment by now and in the foreseeable future, dividend received on or any capital gain resulting from the disposition of the shares of NTAS should be exempt from taxation in the Netherlands. Capital losses on a disposition of the shares of NTAS should not be tax deductible.
Taxation of Dutchco Dividends. In general, the Netherlands levies a 15.0% withholding tax on dividends paid by a Dutch company. The withholding tax is reduced to zero if the dividend is paid by Dutchco to Luxco, if Luxco meets the conditions of the European Union Parent-Subsidiary Directive. The Directive requires Luxco to hold at least 5.0% of the shares of Dutchco for at least one year before the dividend distribution. Based on Dutch tax legislation no holding period is required. We currently expect that Luxco will maintain its 100.0% ownership interest in Dutchco for the foreseeable future. Therefore, we believe that Dutch withholding tax will not apply to dividends paid by Dutchco to Luxco. In addition, Luxco should not be liable to Dutch corporate income tax with regards to the dividends received.
Singapore Taxation
Taxation of Singapore Companies Operating Ships in International Traffic. OPCO has an indirect subsidiary that is incorporated and tax resident in Singapore for Singapore tax purposes, TNOL. TNOL owns and operates non-Singapore-registered ships for the year ended December 31, 2007.
Taxation of Charter Income from Non-Singapore-Registered Ships. In respect of the charter income that TNOL earns from its non-Singapore-registered ships, they are currently exempt from Singapore tax under a tax incentive being enjoyed by TNOL. TNOL was conferred the Singapore Approved International Shipping (or AIS) status with effect from January 1, 2005. The AIS status was granted for an initial period of 10 years subject to a review at the end of the fifth year to ensure that TNOL has complied with the qualifying conditions of the incentive. At the end of the first 10 years, TNOL can apply for a further 10-year extension of the incentive.
Under Section 13F of the Singapore Income Tax Act and the terms of the AIS incentive approval letter from the Maritime Port Authority of Singapore (or MPA) dated January 26, 2005, the types of income that would qualify for tax exemption include:
•	charter hire/freight income from the operation of non-Singapore-registered vessels outside the limits of the port of Singapore;

•	dividends from approved shipping subsidiaries;

•	gains from the disposal of non-Singapore-registered ships for a period of 10 years from January 1, 2004 to December 31, 2013. This exemption has also been expanded in the 2008 Singapore Budget to cover gains from the sale of shares in a special purpose vehicle which holds the vessels; and

•	foreign exchange, interest rate swaps and other derivative gains in connection with managing the risks of the core shipping operations.
The AIS awarded to TNOL is subject to TNOL meeting and continuing to implement the business plan agreed with the MPA at the time of application of the incentive or such other modified plans as approved by the MPA.
TNOL intends to operate such that substantially all of its charter income will be exempt from Singapore tax under the AIS incentive. It also intends to operate and charter out all of its non-Singapore-registered ships in international waters outside the limits of the port of Singapore. On this basis, it expects that all of its income from the charter of its non-Singapore-registered ships should be exempt from Singapore tax under Section 13F of the Singapore Income Tax Act.
Taxation of Investment Income. Any investment income earned by TNOL would be subject to the normal corporate tax rules. With respect to the interest income earned from deposits placed outside Singapore, the interest will be taxable in Singapore at the prevailing corporate tax rate (currently 18.0%) when received or deemed received in Singapore.
Taxation of Ship Management Income. In addition to the above, since October 2006, TNOL has provided ship management services to related and third party companies. Income from such activities does not qualify for exemption under the AIS incentive. Accordingly, the profit derived from these activities is subject to tax at the prevailing corporate tax rate of 18.0%.
Taxation of Dividend Distribution. TNOL may distribute tax exempt dividends to its shareholders, Teekay Offshore Operating Pte Ltd and Navion Offshore Loading AS. Singapore does not impose withholding tax on payment of dividends to non-Singapore resident shareholders.
Australian Taxation
The following discussion is based upon the current tax laws of Australia and regulations, the Australian tax administrative practice and judicial decisions thereunder, all as in effect as of the date of this Report and subject to possible change on a retroactive basis. The following discussion is for general information purposes only and does not purport to be a comprehensive description of all Australian income tax considerations applicable to us. This discussion only considers Australian income tax and does not cover any other taxes that may be relevant, e.g., stamp duty, goods and services tax, customs and excise duty, etc.
Teekay Offshore Australia Trust (or the Trust), which owns and operates the Karratha Spirit vessel in Australian waters, is an Australian resident trust for Australian tax purposes. OPCO is the non-resident beneficiary of the Trust.
As a non-resident beneficiary of the Trust, OPCO is subject to Australian tax on the taxable income of the Trust derived from Australian sources. Since the Trust only operates one asset, the Karratha Spirit, it is expected that all taxable income of the Trust has an Australian source.

Since, however, OPCO is not a resident of Australia, the trustee of the Trust is required to pay the Australian tax due, on behalf of OPCO (the non-resident beneficiary). This is at 30.0% of the taxable income of the Trust. An income tax return is required to be filed by the trustee of the Trust for the income year.
OPCO is required to file an Australian tax return disclosing the taxable income related to the Trust and receives a credit for the tax paid by the trustee. Hence, no further Australian income tax should be due by OPCO. Generally, the trustee of the Trust will be taxable on the net income of the Trust calculated under generally accepted accounting principles, as adjusted for tax purposes. Gross income will include capital gains, interest and realized foreign exchange gains and losses from both Australian and foreign sources.  Trusts are subject to capital gains on the disposition of different classes of assets, including those which are used to carry on a business in Australia, and land and buildings situated in Australia. Capital gains can be offset by any capital losses incurred in the current year, in addition to any carried forward capital losses. Net capital gains generated by a trust are taxed at the general corporate rate of 30.0%.
Generally, a Trust is allowed to deduct the expenses it incurs in a taxation year, to the extent the expenses are incurred to derive its assessable income. The Australian operations of the Trust are partly financed by debt. As such, the interest should generate interest deductions, subject to thin capitalization restrictions.
Teekay Australia Offshore Holdings Pty Ltd. (or TAOH) was incorporated in August of 2007 and is owned directly by the Partnership.  TAOH is the sole member of Dampier Spirit LLC, which owns and operates the Dampier Spirit vessel in Australian waters.  Together, TAOH and Dampier Spirit LLC form a tax consolidated group for Australian tax reporting purposes.  The consolidated group is taxed as a regular Australian company and is subject to Australian domestic tax law.  The consolidated group is taxed on its consolidated taxable income (determined in a similar way as for the Trust discussed above) at the Australian corporate tax rate of 30% and is required to file an Australian tax return.
Thin capitalization measures apply which limit the deductibility of interest expenditure incurred by foreign owned Australian entities carrying on a business in Australia. The measures apply to the total debt of the Australian operations of multinational groups such that interest deductions are denied to the extent that borrowings exceed a safe harbor ratio or, alternatively, an arm’s length debt amount (as so calculated under the provisions of the Australian income tax legislation). Broadly, the safe harbor maximum amount of Australian debt for the foreign owned Australian entity is 75.0% of the accounting book value of the assets of the Australian entity after being reduced by non-debt liabilities (calculated on an average basis).
TNOL is a non-resident entity that owns a vessel, the Basker Spirit, operating in Australian waters. Under a specific taxing provision, TNOL is deemed to have Australian taxable income equivalent to 5% of the gross payments received under the time-charter agreement with the customer. Tax arises at 30% on this deemed taxable income. This treatment has been confirmed by the Australian Taxation Office who has issued a ruling in this regard.
Taxation of Interest Paid to Non-Residents. Australia levies withholding tax on interest paid by an Australian entity to a non-resident. Therefore, any interest paid to non-residents will be subject to Australian withholding tax. Withholding tax is levied on payments of interest made to non residents, regardless of whether the interest deduction is allowed pursuant to other provisions of the Australian tax legislation. The withholding tax rate on interest is generally 10.0%, with the exception of certain interest payments to U.S. and U.K. resident financial institutions, whereby the rate is reduced to 0.0%.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P.
Date: June 11, 2008	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)